EXHIBIT 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Net earnings (loss):

Continuing operations	$ (11,855)	973	(11,579)	2,071
Discontinued operations	33,132	771	33,786	793

	$ 21,277	1,744	22,207	2,864

Basic:

Weighted average number of shares outstanding	10,310	10,116	10,267	10,098

Net earnings (loss) per share
Continuing operations	$ (1.15)	0.10	(1.13)	0.21
Discontinued operations	3.21	0.07	3.29	0.07

	$ 2.06	0.17	2.16	0.28

Diluted:

Weighted average number of shares outstanding	10,310	10,116	10,267	10,098
Shares issuable from assumed exercise of options	--	186	--	100

	10,310	10,302	10,267	10,198

Net earnings (loss) per share
Continuing operations	$ (1.15)	0.09	(1.13)	0.20
Discontinued operations	3.21	0.08	3.29	0.08

	$ 2.06	0.17	2.16	0.28